Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
Dissolution of Subsidiary

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
May 28, 2008	BY:	/s/ Michinori Katayama
Michinori Katayama
Senior Vice President, General Manager Corporate Communications Department Administration Group

Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Dissolution of Subsidiary
TOKYO JAPAN, May 28, 2008 ----- TDK Corporation has announced that the Board of Directors today resolved to dissolve Allied Focus Industry Ltd., a consolidated subsidiary of TDK headquartered in China. Details are as follows.
Particulars
1.   Reason for Dissolution
TDK established Allied Focus Industry in 2003 to assemble and process electronic materials and components on a contract basis, in response to moves by TDK finished product clients to expand business in China and elsewhere. However, TDK has decided to dissolve Allied Focus Industry as this company has now fulfilled its initial goal.
2.   Outline of Allied Focus Industry

(1) Company name:	Allied Focus Industry Ltd.
(2) Headquarters:	Hong Kong, China
(3) Representative:	LO Kwok Fai
(4) Business activities:	Assembly and processing of electronic materials and components
(5) Established:	June 2003
(6) Capital:	HKD 50,000
(7) TDK investment ratio:	100%
3.   Schedule of Dissolution
In line with legal procedures regarding company liquidation in China, the Allied Focus Industry liquidation is scheduled to be completed in March 2009.
4.   Impact on TDK
This change will have a negligible impact on TDK’s consolidated financial results.
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